United States securities and exchange commission logo





                     February 7, 2022

       Brian L. Roberts
       Chairman and Chief Executive Officer
       Comcast Corporation
       One Comcast Center
       Philadelphia, PA 19103

                                                        Re: Comcast Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            File No. 001-32871

       Dear Mr. Roberts:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology